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                                                                    EXHIBIT 99.1
                                                           [English Translation]
                                                                   June 15, 2004

[Press Release]
June 15, 2004

HANARO TELECOM'S CREDIT RATING UPGRADED

- Korea Investors Services and Korea Ratings upgrades Hanaro Telecom's credit rating from BBB- to BBB.
- Expects to increase support to the small-to-medium corporations on the strength of its enhanced capital structure and rating upgrade.

Korea's leading credit agencies have recently been upgrading the credit rating of Hanaro Telecom, Inc. (the "Company") (Representative Director/CEO - Dr. Chang Bun Yoon, www.hanaro.com).

Following the upgrade by Korea Ratings on June 11, Korea Investors Services has also raised the Company's credit rating on June 14, one notch up from BBB- to BBB.

In the midst of financial distress and credit downgrades among the telecommunications carriers, with Onse Telecom, Thrunet and EPN in reorganization proceedings, Hanaro's upgrade is viewed as a very positive sign by the financial community and the telecommunications industry.

In commenting on its upgrade, the Company said the assessment of these rating agencies reflects the successful completion of our sale of equity and debt to foreign investors late last year which improved the Company's capital structure substantially, and the current operating results that are in line with the Company's plan for this year.

For example, one of the major criteria by which a rating agency assesses a company's credit rating is its level of borrowings, which for the Company, was reduced by KRW 400 billion to KRW 1,250 billion from KRW 1,650 billion after the recapitalization program.

Meanwhile, Hanaro plans to increase its funding to the small-to-medium size companies on the strength of its financial stability due to the recapitalization program and its credit rating upgrade.

As part of this initiative, from July this year, the Company plans to make additional cash loans of KRW 24 billion to its small-to-medium sized business partners in the

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second half of 2004 by improving its existing settlement system. This includes the increased issuance of corporate promissory notes from KRW 10 million to KRW 50 million.

Ms. Janice Lee, Hanaro's Chief Financial Officer, commented "Despite the financial distress experienced by telecommunications carriers, Hanaro's rating upgrade reflects the increased firm value, which is very encouraging." She also added, "On the strength of its current operating results, Hanaro's rating is on its path to further improve."


- THIS DISCLOSURE CONTAINS "FORWARD-LOOKING STATEMENTS" THAT ARE BASED ON THE COMPANY'S CURRENT EXPECTATIONS, ASSUMPTIONS, ESTIMATES AND PROJECTIONS ABOUT OUR COMPANY AND OUR INDUSTRY. THE FORWARD-LOOKING STATEMENTS ARE SUBJECT TO VARIOUS RISKS AND UNCERTAINTIES. ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE CONTAINED IN SUCH FORWARD-LOOKING STATEMENTS, AS A RESULT OF A NUMBER OF FACTORS, INCLUDING WITHOUT LIMITATION, THE COMPANY'S RELIANCE ON EQUITY AND DEBT FINANCINGS TO FUND ITS OPERATIONS; THE DECLINE IN THE PRICES FOR COMMUNICATIONS SERVICES; INCREASING COMPETITION IN THE TELECOMMUNICATIONS SECTOR IN KOREA AND OTHER FACTORS BEYOND THE COMPANY'S CONTROL. INVESTORS ARE DIRECTED TO HANARO TELECOM'S REPORTS AND DOCUMENTS FILED FROM TIME TO TIME WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION FOR ADDITIONAL FACTORS THAT SHOULD BE CONSIDERED PRIOR TO INVESTING IN HANARO TELECOM'S SECURITIES. HANARO TELECOM DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE FORWARD-LOOKING STATEMENTS IN THIS RELEASE, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE. BECAUSE OF THESE RISKS, UNCERTAINTIES AND ASSUMPTIONS, THE FORWARD-LOOKING EVENTS AND CIRCUMSTANCES DISCUSSED IN THIS RELEASE MIGHT NOT OCCUR IN THE WAY THE COMPANY EXPECTS, OR AT ALL. INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON ANY OF THE FORWARD-LOOKING STATEMENTS. -